767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

January 25, 2016

VIA EDGAR TRANSMISSION

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Cotiviti Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted December 9, 2015
CIK No. 0001657197

Dear Ms. Ransom:

On behalf of our client, Cotiviti Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated January 5, 2016.  In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001657197) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 2

General

1.              Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date, no written communications have been made in reliance on Section 5(d) of the Securities Act.  The Company respectfully advises the Staff that in the event any such written communications are made, it will provide copies of such written communications to the Staff supplementally.

2.              Please disclose the metrics by which you measure your positions as a “leading provider of analytics-driven payment accuracy solutions” in the healthcare industry and a “leading provider of payment accuracy solutions” to retail clients, and provide us with any supplemental support of such statements.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is a leading provider of analytics in the healthcare and retail industries based upon its client relationship with a substantial number of the largest commercial health plans and retailers in the United States.  The Company discloses that it has relationships with eight of the ten largest commercial healthcare plans on pages 1, 5, 65, 99, 106 and F-7 and eight of the ten largest retailers on pages 1, 6, 37, 65, 99, 106, 108 and F-7.  The Company has supplementally provided the Staff with underlying support for these statements.

3.              Please include the disclosure required by Item 201(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 accordingly.

4.              We note the proceeds of the offering will be used to repay indebtedness and your disclosure on page 67 indicates you expect this will significantly reduce your interest expense. We also note your disclosure on page 68 and elsewhere that options will vest upon consummation of the offering.  Please provide pro forma financial information giving effect to the offering, the repayment of indebtedness with offering proceeds and stock-based compensation expense attributable to stock options vesting as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering.  The pro forma financial information should be based on the latest balance sheet and statement of operations for the latest fiscal year and interim period including in the filing.  Please also provide pro forma basic and diluted earnings per share data giving effect to those common shares whose proceeds are used for the repayment of indebtedness.  Please refer to Articles 11-01 and 11-02 of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 14 accordingly.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 3

Prospectus Summary

5.              Please clarify in this section that you operate in two segments, and disclose the percentage of revenues that you derive from each segment.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 100 accordingly.

Risks Associated with Our Business, page 8

6.              Please include in this section the risks associated with being a controlled company.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 accordingly.

Our Private Equity Sponsor, page 8

7.              Please disclose in this subsection, or under a separate heading in your prospectus summary, any payments, including dividend payments, compensation, or the value of any equity that Advent or its affiliates, and your directors or executive officers received or will receive in connection with the offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that none of Advent, any of its affiliates or any of our directors or officers have received or will receive any payments in connection with the offering.

Summary Historical Consolidated Financial and Other Data, page 12

8.              We note that you disclose consolidated Adjusted EBITDA here and in Management’s Discussion and Analysis on page 65.  Please expand your disclosures related to Adjusted EBITDA to address the reasons why you believe that presentation of EBITDA provides useful information to investors regarding your financial condition and results of operations.  The justification for the use of the measure must be substantive and not boilerplate.  Merely indicating that the measure is meaningful to your investors to enhance their understanding of your performance or to evaluate your overall performance is not sufficient support for disclosure of the measure.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 14 and 67 accordingly.

9.              Please revise to include pro forma statements of operations data, including pro forma basic and diluted earnings per share for the latest fiscal year and interim period including in the filing giving effect to the offering, the repayment of indebtedness with offering proceeds and stock-based compensation expense attributable to stock options vesting as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering.  The pro forma (or as adjusted) balance sheet data described in footnote (3) should also give effect to stock-based compensation expense attributable to stock options vesting as a result of the satisfaction of performance-based vesting conditions upon consummation of the offering.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 14 accordingly.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 4

Risk Factors

Our business, financial condition and results of operations…, page 34

10.       Please revise to quantify the impact on your results of operations of CMS as a client, with a view towards further informing investors of the potential consequences if the Medicare RAC program contract is not re-procured or is materially changed.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35 and 36 accordingly.

Use of Proceeds, page 54

11.       We note the proceeds will be used for general corporate purposes and to repay indebtedness.  Please revise to provide more meaningful and specific disclosure of the intended use of proceeds for general corporate purposes.  Also, with respect to the repayment of indebtedness please disclose the interest rate and maturity of such indebtedness.  If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness.  Please also revise your disclosure to include the approximate amounts intended to be used for each purpose.  Refer to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will disclose the intended use of proceeds of the offering in accordance with Item 504 of Regulation S-K in a subsequent amendment when it has determined such use of proceeds. The Company understands that the Staff may issue additional comments after reviewing the revised disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Assess Our Performance

Dollar Amount of Inaccurate Payments Prevented or Recovered, page 65

12.       Please tell us what consideration you gave to disclosing the dollar amount of inaccurate payments prevented or recovered for each year presented.  Please also tell us what consideration you gave to disclosing the dollar amount of claims reviewed as this appears to be a significant input related to this measure that would be helpful to an investor.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 68 to include the dollar amounts of inaccurate payments prevented or recovered and claims reviewed for each year presented.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 5

Results of Operations, page 73

13.       In your discussion for each period, you cite various factors underlying increases or decreases in cost of revenue, selling, general and administrative expenses and segment net revenue and operating income but provide no quantification of the contribution of each factor to the changes in the line items discussed.  For example on page 74 you state that the increase in cost of revenue related to compensation was a result of the timing of the Connolly iHealth Merger, an increase in employees to support growing operations as well as an increase in employee benefits costs due to rising healthcare coverage costs but do not provide corresponding quantification of each factor.  As another example, on the same page you identify the factors that that drove the increase in selling general and administrative expenses without quantifying the impact of each factor.  Please revise throughout to quantify, to the extent practical, the impact of each material factor discussed when your results are impacted by two or more factors.

The Company acknowledges the Staff’s comment and has revised the disclosure throughout the discussion of the Company’s results of operations.

Quarterly Results of Operations, page 80

14.       We note your inclusion of the quarterly results of operations beginning with the quarter ended March 31, 2014.  Please revise to include each full quarter within the two most recent fiscal years for which financial statements are included.  Refer to Item 302 of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will update its disclosure in a subsequent amendment to include the Company’s results of operations for the three months ended December 31, 2015 when such information is available.

Contractual Obligations, page 85

15.       If necessary for an understanding of the timing and amount of the obligations in this table, please include a discussion of other long-term liabilities, including deferred payments on your interest rate caps, which you exclude from this table.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 88 and 89 accordingly.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 6

Critical Accounting Policies, page 86

16.       Please provide a more robust discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates.  Please quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented.  In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions are applied.  Please refer to SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 90 through 92 accordingly.

Impairment of Long-Lived Assets, page 87

17.       Please revise to discuss the impairment of the customer relationship intangible asset disclosed in Note 6 to the financial statements.  Please also discuss the degree of uncertainty associated with key assumptions underlying the fair value estimate.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 91 accordingly.

Goodwill and Indefinite — Lived Intangible Assets, page 87

18.       We note that goodwill and intangibles represent approximately 84% of total assets as of September 30, 2015.  Given the significance of goodwill and intangible assets to your financial position, please expand your disclosure to discuss the degree of uncertainty associated with key assumptions underlying the fair value estimates used in your impairment testing that have the reasonable possibility of changing and could lead to a material goodwill or intangible impairment charges in the future.  In the case of material uncertainties associated with a potential goodwill impairment charge, please also disclose the percentage by which fair value exceeded carrying value as of the most step-two test.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 91 and 92 accordingly.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 7

Executive and Director Compensation, page 115

19.       Please include disclosure for both the 2014 and 2015 fiscal years.  See Instruction 1 to Item 402(n) of Regulation S-K.

The Company acknowledges the Staff’s comment and has not included compensation information with respect to 2014.  The Company respectfully submits to the Staff that Instruction 1 to Item 402(n) states (emphasis added):

“Information with respect to the fiscal year prior to the last completed fiscal year will not be required if the smaller reporting company was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d)) at any time during that year, except that the smaller reporting company will be required to provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.”

The Company has never been a reporting company pursuant to Section 13(a) or 15(d) of the Exchange Act, including at the time that the Company initially submitted its Registration Statement as an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the ‘‘JOBS Act’’).  The Company respectfully submits to the Staff that, since it has not previously made a filing with the Commission, it does not believe it is required to include the compensation information for 2014 pursuant to a Commission filing requirement and, accordingly, the instruction set forth above does not appear to require that the Company provide such information.  The Company is not aware of any published guidance as to how the term “filing requirement” in the above instruction is applied to an emerging growth company that has submitted only draft registration statements in the fiscal year prior to the fiscal year in which its registration statement goes effective. The Company also notes that it believes its reading is consistent with recent amendments to the JOBS Act, enacted by the Fixing America’s Surface Transportation Act, intended to reduce the burdens for emerging growth company issuers attempting to access public capital markets and providing such issuers relief from preparing and filing or submitting historical financial statements for periods that would not be required in a registration statement on Form S-1 at the time an issuer reasonably believes the offering will take place.

Certain Relationships and Related Party Transactions, page 122

20.       For the amended and restated stockholders agreement entered into in connection with the offering, please provide, once known, disclosure similar to what you provided for the Stockholders Agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide disclosure similar to the disclosure provided for the current Stockholders Agreement in a subsequent amendment when it has determined the terms of the amended and restated stockholders agreement.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 8

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, Unbilled Receivables and Estimated Liability for Refunds and Appeals, page F-8

21.       Please tell us whether your contractual arrangements contain multiple deliverables.  If so, please identify the significant deliverables in each type of arrangement; disclose whether the significant deliverables qualify as separate units of accounting and how the arrangement fees are allocated to each deliverable.  If applicable, please disclose the reasons why significant deliverables in the arrangements do not qualify as separate units of accounting.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the vast majority of the Company’s contractual arrangements do not contain multiple deliverables. The Company has a few immaterial contractual arrangements containing multiple deliverables that are not significant either individually or in the aggregate.  Accordingly, the Company has not revised its disclosure to include a discussion of contractual arrangements containing multiple deliverables.

Note 4. Acquisition, page F-17

22.       Please revise your disclosure to provide a qualitative and more specific description of the factors that make up the goodwill recognized.  Please refer to ASC 805-30-50-1(a).

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-17 accordingly.

Note 9. Long-term Debt, page F-23

23.       We note your disclosure in Schedule I that restricted net assets of your subsidiaries exceed 25% of consolidated net assets.  Please disclose the amount of such restricted net assets as of December 31, 2014 in accordance with Item 4-08(e)(3)(ii) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-26 accordingly.

Note 12. Income Taxes, page F-30

24.       Please disclose a description of tax years that remain subject to examination by major tax jurisdictions.  Refer to ASC 740-10-50-15e.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-33 accordingly.

Ms. Ransom
Securities and Exchange Commission January 25, 2016 Page 9

Undertakings, Part II

25.       As this is your initial distribution of securities, please provide the undertaking required by Item 512(a)(6) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the undertaking specified in Item 512(a)(6) does not apply to this offering because the securities being registered pursuant to the Registration Statement are not being registered under Rule 415 under the Securities Act and Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415. The Company acknowledges that, pursuant to the Securities and Exchange Commission’s guidance, the undertakings set forth in Item 512(a) are applicable to certain offerings outside the scope of Rule 415 if the offering relies on Rule 430C under the Securities Act. In connection with this offering, the Company is relying on Rule 430A, not Rule 430C. As such, the undertakings in Item 512(a)(6) are not required to be included in the Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:                                J. Douglas Williams
                                                Chief Executive Officer
                                                Cotiviti Holdings, Inc.